EXHIBIT 5.1

600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com	Austin Beijing Dallas Houston London Los Angeles New York The Woodlands Washington, DC

May 6, 2008

Enterprise Products Partners L.P.
1100 Louisiana, 10th Floor
Houston, Texas 77002

Ladies and Gentlemen:

We have acted as counsel to Enterprise Products Partners L.P., a Delaware limited partnership (the “Partnership”), in connection with the preparation of the registration statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the registration by the Partnership under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale of up to 10,000,000 common units representing limited partner interests in the Partnership (the “Units”), for issuance under the Amended and Restated 2008 Enterprise Products Long-Term Incentive Plan (the “Plan”).

As the basis for the opinion hereinafter expressed, we have examined: (i) originals, or copies certified or otherwise identified, of (a) the Plan; (b) the Certificate of Limited Partnership of the Partnership, as amended to date; (c) the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership and the First Amendment to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership; (d) the Certificate of Formation of Enterprise Products GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), as amended to date; (e) the Fifth Amended and Restated Limited Liability Company Agreement of the General Partner; (f) certain resolutions of the Board of Directors of the General Partner; (g) certain resolutions of the Audit, Conflicts and Governance Committee of the Board of Directors of the General Partner; and (h) such other instruments and documents as we have deemed necessary or advisable for the purposes of this opinion; and (ii) such statutes, including the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), and regulations as we have deemed necessary or advisable for the purposes of this opinion.  We have not independently verified any factual matter relating to this opinion.

Enterprise Products Partners L.P.
May 6, 2008

In making our examination, we have assumed and have not verified that all signatures on documents examined by us are genuine, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies.

Based on the foregoing and on such legal considerations as we deem relevant and subject to the qualifications and limitations set forth below, we are of the opinion that the Units have been duly authorized and, when issued in accordance with the Plan, will be validly issued, fully paid and non-assessable.

We express no opinion other than as to the federal laws of the United States of America and the Delaware Act (including the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting the foregoing).  For purposes of this opinion, we assume that the Units will be issued in compliance with all applicable state securities or Blue Sky laws.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.  In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC issued thereunder.

Our opinion is rendered as of the date hereof, and we assume no obligation to update or supplement our opinion to reflect any change of fact, circumstance or law after such time.

Very truly yours,

/s/ Andrews Kurth LLP